UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ABIOMED, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-09585	04-2743260
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

22 Cherry Hill Drive, Danvers, Massachusetts	01923
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (978) 646-1400

Robert L. Bowen

978-646-1400

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of ABIOMED, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

Based on our reasonable country of origin inquiry and due diligence, we concluded that certain of our products are “DRC Conflict Undeterminable” as defined in Rule 13p-1, and as a result, we have filed a Conflict Minerals Report.

A copy of our Conflict Minerals Report is filed herewith as Exhibit 1.01 hereto and is publicly available at: www.abiomed.com.

Information appearing on www.abiomed.com is not a part of, and is not incorporated by reference into, this Form SD.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2015	ABIOMED, INC. (Registrant)

	By:	/s/ Robert L. Bowen
Robert L. Bowen
Chief Financial Officer